UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Plc
Registered in England and Wales
Number 3196209
Lodge your instruction:
By Mail:
Computershare Investor Services PLC
Corporate Actions Projects Bristol BS99 6AH
United Kingdom
For all enquiries call:
(within UK) 0844 472 7001 (outside UK) +44 (0)844 472 7001
South32 Limited - Sale Facility Form
Your correctly completed and signed form must be received by 1.00pm (BST) on 22 May 2015 to be effective
This is an important document that requires your immediate attention. Please read this form carefully. Terms defined in the Shareholder Circular dated 16 March 2015 in relation to the proposed demerger of South32 from BHP Billiton have the same meaning in this Sale Facility Form (‘form’) (unless the context otherwise requires).
BHP Billiton is offering Small Shareholders the option to have all the South32 Shares they receive by way of the Demerger Dividend transferred to BHP Billiton Limited who will arrange for them to be sold by the Sale Agent and the proceeds remitted to Selling Shareholders as soon as practicable following the sale of those shares, free of any brokerage costs or stamp duty.
The South32 Shares will be transferred to BHP Billiton Limited who will arrange for the Sale Agent to sell them at a date which the Sale Agent determines is reasonable having regard to the demand for South32 Shares. The sale proceeds will be remitted within approximately two weeks of all South32 Shares being sold but no later than eight weeks following the ASX Listing Date. As the market price of South32 Shares will be subject to change, the sale price of South32 Shares sold through the Sale Facility cannot be guaranteed. The amount of money due to each Selling Shareholder (and each Ineligible Overseas Shareholder) will be calculated on an averaged basis so that each Selling Shareholder (and each Ineligible Overseas Shareholder) will receive the same price per South32 Share, subject to rounding to the nearest whole cent, penny, rand or equivalent measure of currency. See Section 7.12 of the Shareholder Circular for further information regarding how the proceeds under the Sale Facility will be calculated and the currencies in which proceeds will be paid.
Those Small Shareholders who wish to participate in the Sale Facility should complete this form and return it to the address shown above by 1.00pm (BST) on 22 May 2015 to be effective.
If the Demerger does not take place, this form will have no effect.
Step 1: Registration Details
This form can only be used by the Shareholder whose details are printed above and overleaf. If you need any assistance in deciding whether to participate in the Sale Facility, please contact your financial or other professional adviser without delay. You should read Sections 3 and 7.12 of the Shareholder Circular carefully before completing this form.
You can only sell ALL of the South32 Shares you are entitled to under the Demerger. There is no option to only sell some of the South32 Shares in the Sale Facility.
If you have recently bought or sold BHP Billiton Shares, your holding in BHP Billiton may have changed. If the aggregate number of shares you hold in BHP Billiton Limited and BHP Billiton Plc on the applicable Record Dates is different from the number of South32 Shares shown overleaf and does not exceed 10,000, all of the South32 Shares you are entitled to receive under the Demerger will be transferred to BHP Billiton Limited should you so elect for them to be sold, who will arrange for the Sale Agent to sell them.
If your balance exceeds 10,000 BHP Billiton Shares on the applicable Record Dates, you are not eligible to participate in the Sale Facility and your form will be disregarded. If you have already sold all of your BHP Billiton Shares do not complete or return this form.
Step 2: Signing Instructions
Individual: Where the holding is in one name, the form must be signed by the Shareholder or the Shareholder’s attorney.
Joint Holding: Where the holding is in more than one name, all of the Shareholders must sign.
Power of Attorney: Where signing under a Power of Attorney (‘POA’), the attorney must sign and a certified copy of the POA must accompany this form.
Companies: Where the holding is in the name of a Company, a Company may either execute under seal, the seal being affixed and witnessed in accordance with the Company’s articles of association or other regulations, or if applicable in accordance with section 44(2) of the Companies Act 2006. A body corporate incorporated outside England and Wales or Northern Ireland should execute this form in accordance with the laws of the territory in which the body corporate is incorporated or otherwise in accordance with the provisions of the Overseas Companies (Execution of Documents and Registration of Charges) Regulations 2009.
Deceased Estate: Where the Shareholder is deceased, the executor(s) must sign and a certified copy of Probate or Letters of Administration must accompany this form (unless it has already been lodged with the BHP Billiton Plc Share Registry).
Entering contact details is not compulsory, but will assist us if we need to contact you.
Turn over to complete the form
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bhpbilliton
resourcing the future
South32 Limited - Sale Facility Instruction
STEP 1 Registration Details:
Please check your address and update if it is incorrect. You can either amend the address on this form before returning it or by logging onto www.investorcentre.com.
The indicative* number of South32 Shares to which you will be entitled under the Demerger is:
* Please note that this number is current as of 13 March 2015, being based on the number of BHP Billiton Shares that you currently hold on the BHP Billiton Plc UK register. If you hold BHP Billiton Shares on other BHP Billiton Share registers, those BHP Billiton Shares must be considered by you when determining your eligibility to participate in the Sale Facility. Note that if the number of BHP Billiton Shares you hold as at the applicable Record Dates differs to the number of South32 Shares shown here, there is no need to update the number of South32 Shares shown in this form. The actual number of South32 Shares to which you will be entitled will be determined on the applicable Record Dates.
STEP 2 Signature of Shareholder(s) This section must be completed.
By signing and returning this form I/we confirm that I/we have read and understood the terms of the Sale Facility detailed in the Shareholder Circular (including the eligibility requirements to participate in the Sale Facility); understand that ALL of the South32 Shares to which I/we am/are entitled to receive under the Demerger will be transferred to BHP Billiton Limited and sold under the Sale Facility; and I/we authorise that transfer and sale.
By individual(s)
Signature 1 Signature 2 Signature 3 Signature 4
By a Company
Director
Director / Secretary
Witness
Affix Company seal here Name and Address of Witness
Note: For Companies incorporated in England and Wales or Northern Ireland, witness attestation is only required if document is being executed by one director in accordance with section 44 of the Companies Act 2006.
Contact Name
Contact Daytime Telephone
Date / /
Your correctly completed and signed form must be received by the BHP Billiton Plc Share Registry by 1.00pm (BST) on
22 May 2015 to be effective.
Withdrawal of an Election
If after returning this form you decide you would like to retain the South32 Shares instead of participating in the Sale Facility, please contact the Shareholder Information Line on the phone numbers shown on the front of this form. Requests to revoke a previously submitted form must be received in writing by the BHP Billiton Plc Share Registry by 1.00pm (BST) on 22 May 2015.
This form does not provide advice on the merits of the Demerger or give any legal, financial or taxation advice. If you are in any doubt as to what action to take with this form you should obtain professional advice.
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 17, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary